

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2009

Mr. George E. Moschner
Chief Financial Officer
Baldor Electric Company
5711 R. S. Boreham, Jr. St.
Fort Smith, AR 72901

      Re: Baldor Electric Company
             Form 10-K for the fiscal year ended January 2, 2010
             File No. 001-07284

Dear Mr. Moschner:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief